Schering AG comments on takeover approach

Berlin, March 12, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) confirmed today that it has been informed by Merck KGaA representatives during the weekend that Merck KGaA intends to make an all-cash offer for the shares of Schering AG at EUR 77 per share.

After the information about the approach became public, the Executive Board of Schering AG stated that this offer significantly undervalues Schering and its prospects as an independent specialized pharmaceutical company.

Schering also confirmed that the approach is unsolicited and that no negotiations are ongoing with Merck KGaA.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Your contact in the U.S.:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng